Pinnacle Airlines Corp.
1689 Nonconnah Boulevard, Suite 111
Memphis, TN 38132

July 9, 2008

VIA FEDEX AND EDGAR

Ms. Linda Cvrkel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pinnacle Airlines Corp.
Form 10-K for the year ended December 31, 2007
File Date: March 17, 2008

Dear Ms. Cvrkel:

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letters from the Staff dated May 1, 2008 and June 5, 2008, regarding the above-referenced Form 10-K of Pinnacle Airlines Corp. (the "Company" or "Registrant").

The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the subject filings;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking action with respect to the subject filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the laws of the United States.

For your convenience, we have included the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Page references in our responses below correspond to the page numbers in Form 10-K, as applicable.

Annual Report on Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Consolidated Results of Operations, page 33
2007 Compared to 2006, page 33
Nonoperating Expense, page 34

1.
We note your response to our prior comment 3, however, we do not agree with your conclusion that the $4.1 million loss on the sale of the Northwest bankruptcy claim should be recorded as a nonoperating loss.  As receivables from debtors, regardless of bankruptcy, are not securities under SFAS 115, it is unclear why you chose to account for the loss from the claim as nonoperating considering that all other amounts related to the Northwest bankruptcy are part of your operations in the consolidated statement of earnings.  We continue to believe that the bankruptcy claim arose as a result of your normal operations under the ASA with Northwest, and therefore continue to believe that any gain or loss on its sale or disposition should be reflected in operating income consistent with the other provisions for losses and decreases of provisions for losses associated with the Northwest and Mesaba bankruptcy filings.  Please confirm that you will revise your classification in future filings so that it is included as a component of income from operations.

Response:

We understand the nature of your question and the sensitivity of operating versus nonoperating classifications.  As we discussed during our phone call on June 20, 2008, we are willing to make this reclassification in future filings as instructed; however, during our telephone conversation we realized that our previous responses to the Staff’s question may not have been clear or thorough enough, and therefore we agreed with you that we would provide in writing a complete and thorough description of the facts and background that led us to reach the conclusion that this loss should be classified as nonoperating.

Our stipulated bankruptcy claim of $377.5 million was comprised of approximately $50.8 million in net trade accounts receivable (amounts owed to us by Northwest upon its entrance into bankruptcy protection) and future lost earnings under the new ASA (economic adjustments provided for in the ASA).  As described in footnote 4 to the financial statements (see proposed revised wording in our response to number 2, below), $335 million of the $377.5 million stipulated bankruptcy claim was assigned and sold to third parties for $282.9 million on January 3, 2007.  For accounting purposes, January 3, 2007 was the recognition date for this asset, and it was recorded at its fair value ($282.9 million) as described in footnote 4.  Retention of the remaining $42.5 million of the stipulated claim was contingent upon the occurrence of certain events by March 31, 2007, and consequently would not be recognized unless and until the resolution of these contingencies resulted in the Company retaining its right to the claim.

On March 31, 2007, all matters relating to the Company’s retention of the final $42.5 million of the stipulated bankruptcy claim were resolved such that the Company retained the full rights to the claim.  Consequently, for accounting purposes, March 31, 2007 was the recognition date for this asset.  We recorded the asset based on an estimate of its fair value ($31.9 million) as of this recognition date and it was accounted for as described in footnote 4.

Unlike the initial $335 million of bankruptcy claims, we did not dispose of it immediately.  Although an active, liquid market existed for Northwest unsecured claims, we chose to retain this asset for a period of time for financial and strategic business reasons. Trading in Northwest unsecured bankruptcy claims continued for the next several months, and values became volatile and ultimately declined.  In late May 2007, Northwest’s plan of reorganization was approved by the bankruptcy court and Northwest exited Chapter 11 bankruptcy proceedings.  Pursuant to the plan of reorganization, holders of unsecured claims received Northwest common stock.  On June 19, 2007 (just prior to the conversion of all unsecured claims into newly created Northwest Airlines common stock), we sold our remaining bankruptcy claim for $27.7 million, or approximately $4.1 million less than the fair value of our claim at March 31, 2007.

A bankruptcy claim asset is not a receivable for a fixed amount of cash (like a note receivable or trade accounts receivable), nor is it a financial instrument as defined in FASB Statement No. 115 (“FAS 115”).  A Chapter 11 bankruptcy claim generally results in the claim holder receiving equity shares upon the bankrupt company’s emergence from bankruptcy protection.  In early 2007, Northwest’s emergence from bankruptcy was considered eminent, and an active market had developed for Northwest bankruptcy claims.  Although bankruptcy claims of this type clearly meet the definition of an asset, no specialized accounting guidance exists.  As the final $42.5 million claim represented a recognizable asset with a determinable fair value of $31.9 million on March 31, 2007, we believed that the value of the total compensation inuring to us,which must be deferred and recognized as we provide services under the new ASA, was fixed and determinable.  The decision to hold the claim for approximately three months had no effect on our operating agreement with Northwest and was to us an investment decision, essentially no different from a decision to hold a FAS 115 security, gains and losses on which are classified as nonoperating.

We also considered that had we concluded this loss to be operating in nature, in order to be consistent with our treatment of the net bankruptcy proceeds, we would have reduced our deferred revenue by the amount of the loss, thereby deferring it over the 11-year life of the ASA.  For the reasons discussed above, we believed that recording the $4.1 million loss on the sale of the claim as nonoperating and recognizing the entire loss immediately was the most appropriate and conservative approach.  The amount and nature of the loss, including its classification, weredisclosed in both the footnotes to our financial statementsand MD&A.

Financial Statements, page 45
Notes to Consolidated Financial Statements, page 51
Note 4.  Code-share Agreements with Partners, page 60
Northwest Airlines, page 60

2.
We note your response to our prior comment number 7 but do not believe the current financial statement disclosures referenced in your response and included in your financial statements are fully responsive to our prior comment.  As previously requested, please revise Note 4 in future filings to include all of the disclosures requested in our prior comment number 7.  Your revised disclosures should be presented in a level of detail consistent with the information included in your response to our prior comment number 7.

Response:

We will revise future filings to include this information.  The following is the revised “Northwest Airlines” section of Note 4.

Northwest Airlines

The Company, through its Pinnacle subsidiary, provides regional jet service to Northwest as a Northwest Airlink carrier under an amended and restated airline services agreement (the “ASA”) that became effective as of January 1, 2007 and expires in December 2017.  At the end of its term in 2017, the ASA automatically extends for additional five-year periods unless Northwest provides notice to the Company two years prior to the termination date that it does not plan to extend the term.

On September 14, 2005, Northwest filed for protection under Chapter 11 of the United States Bankruptcy Code. Throughout 2006, the Company continued to operate under its 2002 ASA while Northwest continued with its bankruptcy proceedings.  On December 15, 2006, the Company and Northwest agreed to the terms of the current ASA that became effective as of January 1, 2007, and entered into an Assumption and Claims Resolution Agreement (the “Assumption Agreement”).  In addition, the Company entered into a Stock Purchase Agreement pursuant to which it purchased its Series A Preferred Share (the “Preferred Share”) previously held by Northwest for $20,000 on January 2, 2008. This amount is included in other current liabilities on the Company’s consolidated balance sheet at December 31, 2007.  The Preferred Share has a stated value and liquidation preference of $100 per share and gave Northwest the right to appoint two directors to the Company’s board of directors, as well as certain other rights.  No dividends are payable to the shareholder of the Preferred Share.

The ASA provided for the Company to take delivery of 17 additional CRJ-200 aircraft during 2007.  The Company took delivery of 15 CRJ-200 aircraft during the three months ended March 31, 2007, increasing Pinnacle’s fleet to 139 aircraft as of March 31, 2007.  Two additional CRJ-200s were scheduled to be delivered to the Company by the end of 2007.  The retention of these aircraft as permanent additions to the Company’s fleet was contingent upon Pinnacle reaching an agreement with the Air Line Pilots Association (“ALPA”), the union representing Pinnacle’s pilots, for an amended collective bargaining agreement by March 31, 2007.  Pinnacle did not reach agreement with ALPA, and, as a result, Northwest gave the Company notice during April 2007 that it will transition these 15 aircraft to one of its wholly owned subsidiaries.  This transition began in November 2007 with two aircraft removed from the Company’s fleet as of December 31, 2007.  Further, the Company did not receive the two remaining aircraft originally scheduled to be delivered in 2007.

During the three months ended September 30, 2007, the Company and Northwest agreed to defer the transition of these 15 aircraft, originally scheduled to begin in September 2007, to allow Northwest to more efficiently introduce the aircraft into service at its wholly owned subsidiary.  In exchange, Northwest agreed to pay the Company $1,500 to compensate it for the costs associated with the delay.  The Company recorded this payment as deferred revenue, which is being recognized ratably into operating revenue during the transition period, which is currently expected to extend through the third quarter of 2008.  Upon completion of this transition, Pinnacle will operate a fleet of 124 CRJ-200 aircraft under the ASA (subject to further adjustment under certain circumstances as provided for in the ASA).

Under the Assumption Agreement, Northwest and the Company agreed that the Company would receive an allowed unsecured claim of $377,500 against Northwest in its bankruptcy proceedings as settlement of all amounts that Northwest may owe to the Company for pre-petition claims and the economic adjustments provided for in the ASA.  The claim would have been reduced by up to $42,500 if the Company had reached an agreement with ALPA allowing the 17 additional CRJ-200 aircraft in Pinnacle’s fleet to be committed for up to ten years.  On January 3, 2007, the Company agreed to assign an aggregate of $335,000 of its $377,500 stipulated unsecured claim to several third parties for aggregate proceeds of approximately $282,900, net of expenses.  At March 31, 2007, the Company estimated the fair value of its remaining $42,500 claim to be approximately $31,900, for a total expected value for the entire stipulated unsecured claim of approximately $314,800.

The unsecured claim was intended to compensate the Company for pre-petition account receivables and foregone future earnings under the 2002 ASA, and amounts owed at the time of Northwest’s bankruptcy.  Therefore, the Company is recognizing the $271,900, the fair value of its stipulated unsecured claim in excess of the $42,900 pre-petition receivables, over the 11-year term of the ASA.  No gain or loss was recognized relating to the sale and assignment of $335,000 of the unsecured claim.  Additionally, as the Preferred Share was only determined to have a nominal fair value, the Company has determined its agreement to pay $20,000 to purchase this share should be treated as a payment in respect of entering into the amended ASA.  Consequently, the Company reduced the deferred ASA revenue by $18,858, which represented the present value of this obligation as of January 1, 2007.

Although the Company was entitled to the remaining $42,500 of its unsecured claim against Northwest on March 31, 2007, it was not sold immediately.  On June 29, 2007, the Company sold the claim to Goldman Sachs Credit Partners L.P. (“Goldman Sachs”) for a net purchase price of $27,731.  Under the agreement, Goldman Sachs received the 941 shares of new Northwest common stock that the Company had previously received in respect of the assigned portion of the stipulated claim, and received subsequent distributions of Northwest shares, and will receive all future distributions made in respect of the assigned portion of the stipulated claim pursuant to Northwest’s plan of reorganization.  During the year ended December 31, 2007, the Company recognized a nonoperating loss on the sale of this claim of $4,144, which represents the difference between the $31,875 fair value of the claim as of March 31, 2007 and the sale proceeds of $27,731.

The following table summarizes the amounts previously described, which resulted in the recognition ofdeferred revenue related to the Company’sASA with Northwest:

Proceeds received, net of expenses, for $335,000 of total $377,500 claim	$282,900
Fair value, measured at March 31, 2007, of remaining $42,500 of claim	31,900
Less: Amounts applied to pre-petition receivables	(42,900)
Fair value of unsecured claims in excess of amount applied to pre-petition receivables	271,900
Less: Present value of $20,000liability for preferred share, measured at 1/1/2007	(18,858)
Amount recognized as deferred revenue	$253,042

The following table includes the non-cash revenue components of the Company’s ASA with Northwest:

	Beginning Balance at January 1, 2007	Additions During 2007	Amount Recognized in 2007	Ending Balance at December 31, 2007
Proceeds from sale of unsecured claim(1)	$-	$253,042	$22,330	$230,712
Aircraft delivery fees	-	1,403	122	1,281
Deferred aircraft return fee	-	1,500	600	900
Contractual rights asset	(13,233)	-	(1,203)	(12,030)
Total	$(13,233)	$225,946	$21,849	$220,864

(1)	Amount is net of offset for pre-petition receivables of $42,849 and amounts payable to Northwest for the Preferred Share of $20,000.

The Company expects to recognize non-cash ASA-related revenue of $22,896 in 2008 and $21,996 per year in the years 2009 – 2012.

Under the ASA, the Company receives the following payments from Northwest:

Reimbursement payments:  The Company receives monthly reimbursements for all expenses associated with its operations under the ASA and relating to: basic aircraft and engine rentals; aviation liability, war risk and hull insurance; third-party deicing services; CRJ-200 third-party engine and airframe maintenance; hub and maintenance facility rentals; passenger security costs; ground handling in cities where Northwest has ground handling operations; Detroit landing fees and property taxes.

The Company has no financial risk associated with cost fluctuations for these items because the Company is reimbursed by Northwest for the actual expenses incurred.  The ASA provides that Northwest will supply jet fuel to Pinnacle at no charge beginning January 1, 2007, although Pinnacle is still required to meet certain fuel usage targets.  As a result, fuel attributable to Northwest Airlink operations is provided directly by Northwest and is no longer recorded in the Company’s consolidated statements of income.  Prior to 2007, the Company purchased fuel from Northwest and fuel expense was reimbursed by Northwest.  The Company subleases its CRJ-200 aircraft from Northwest and Northwest reimburses CRJ-200 aircraft rental expense in full.  Also effective January 1, 2007, Pinnacle’s aircraft lease rates were reduced to rates that approximated market conditions at that time.

Payments based on pre-set rates:  Under the ASA, the Company is entitled to receive semi-monthly payments for each block hour and departure it completes and a monthly fixed cost payment based on the size of its fleet.  These payments are designed to cover all of the Company’s expenses incurred with respect to the ASA that are not covered by the reimbursement payments.  The substantial majority of these expenses relate to labor costs, ground handling costs in cities where Northwest does not have ground handling operations, landing fees in cities other than Detroit, overhead and depreciation.  These rates will be in effect (subject to indexed annual inflation adjustments) until 2013, when the rates will be reset.

Margin payments:  The Company receives a monthly margin payment based on the revenues described above calculated to achieve a target operating margin.  The target operating margin for the years ended December 31, 2006 and 2005 was 10%.  Under the ASA, effective January 1, 2007, Pinnacle’s target operating margin under the ASA was reduced to 8%.  The portion of any margin payments attributable to reimbursement payments will always be equal to the targeted operating margin for the relevant period.  However, since the margin pre-set rate payments are not based on the actual expenses incurred, if the Company’s actual expenses differ from these payments, its actual operating margin could differ from its target operating margin.

Beginning in 2008, Northwest will no longer guarantee Pinnacle’s minimum operating margin, although Pinnacle will be subject to an 8% margin ceiling.  If the actual operating margin associated with Northwest Airlink operations for any year beginning with 2008 exceeds the 8% target operating margin but is less than 13%, the Company will make a year-end adjustment payment to Northwest in an amount equal to half of the excess above 8%.  If the actual operating margin associated with Northwest Airlink operations for any year beginning with 2008 exceeds 13%, the Company will pay Northwest all of the excess above 13% and half of the excess between 8% and 13%.  The ASA contains a provision requiring the Company to allocate its overhead costs after adding 24 regional aircraft with other partners, thereby providing for a rate reduction to Northwest.

Disputes: The Company is currently engaged in discussions with Northwest involving various disputed payments under the ASA, including items that relate to the period prior to execution of the ASA in January 2007.  Two of these items could affect the Company’s operating income in future periods.  The first item relates to a 2006 adjustment to the Company’s block hour, departure, and fixed cost rates.  The Company’s annual operating income could increase or decrease by approximately $2,800 per year based upon differing interpretations of the relevant ASA terms.  The second issue involves the reclassification of certain airport and ground handling costs and related ASA revenue in a manner that could reduce the Company’s operating income in future periods by up to approximately $2,000 per year.

If the Company is unable to resolve these issues directly with Northwest, the parties may enter into an arbitration process or other form of legal dispute resolution.  Adverse determinations in these matters could result in a loss to the Company of up to $7,200 for disputed amounts through December 31, 2007.  The Company believes that it will prevail in these matters, and therefore, it does not believe a loss is probable at this time.  However, the Company may not be successful in resolving these disputes without reducing its income going forward, or without paying Northwest for some or all of the amount noted above.  The Company cannot currently predict the timing of the resolution of these matters.

*   *   *   *   *

Please direct any further questions or comments concerning this response letter to the undersigned at (901) 348-4262. Thank you for your assistance in this matter.

                                        Sincerely,

                                        /s/ Peter D. Hunt

                                         Peter D. Hunt
                                        Vice President and Chief Financial Officer
                                         Pinnacle Airlines Corp.